Via edgar and email

January 17, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Kristina Aberg, Attorney-Advisor

Re:	NorthStar Healthcare Income, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Form 10-Q for Quarterly Period Ended September 30, 2013 File No. 333-170802

Dear Ms. Aberg:

This letter sets forth below the responses of NorthStar Healthcare Income, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 23, 2013 (the “Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2012 filed on March 15, 2013 and the Form 10-Q for quarterly period ended September 30, 2013 filed on November 14, 2013.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2012

Item 1A. Risk Factors, page 10

We may change our investment strategy without stockholder consent . . . , page 12

Comment No. 1

Please disclose in your future Exchange Act reports if and how you will notify stockholders in the event you change your investment strategy.

Response to Comment No. 1

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings, disclose if the Company makes a material change to its investment strategy. The nature and extent of such change will determine whether the Company discloses the change in a Current Report on Form 8-K, a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Kristina Aberg

File No. 333-170802

Item 10. Directors, Executive Officers and Corporate Governance, page 98

Comment No. 2

Please confirm that you have included all prior business experiences for the past five years for Messrs. Samay, Smith and Bath as we note some gaps in the biographical information set forth in your annual report. Please refer to Item 401(e)(1) of Regulation S-K.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it has included all prior business experience for the past five years for Messrs. Samay, Smith and Bath. The gaps noted by the Staff reflect periods between positions for Messrs. Samay and Bath and the period after retirement for Mr. Smith.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 104

Comment No. 3

In future Exchange Act periodic reports, please identify the natural persons that have voting and dispositive power of the shares owned by NRFC Sub-REIT Corp. in the footnotes to the beneficial ownership table. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response to Comment No. 3

The Company notes the Staff’s comment and advises the Staff that NRFC Sub-REIT Corp. no longer holds more than five percent of the Company’s voting securities and, therefore, its ownership will no longer be reported on a stand-alone basis in the Company’s beneficial ownership table.

Form 10-Q for the quarterly period ended September 30, 2013

Purchase of First Mortgage Loan, page 27

Comment No. 4

In future Exchange Act periodic reports, please provide a detailed explanation of the material terms of each of your debt investments. For example only, your discussion should identify, as applicable, the borrower on the loan, the credit quality of the loan, the security for the loan, any material covenants for the loan, the circumstances that constitute a default on the loan, and your rights upon the borrower’s default.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that detailed information regarding the Company’s sole debt investment was included in the Company’s Current Reports on Form 8-K, filed with the Commission on April 8, 2013, June 28, 2013, August 8, 2013, August 19, 2013 and September 17, 2013. However, the Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with Form 10-K for fiscal year ended December 31, 2013, disclose a summary of such information regarding each of its material loans, to the extent applicable, including basic borrower information, security, priority, interest rate, term, extended term, if any, any restrictions and any other material terms and conditions, including any rights, covenants and events of default that are not customary for similar transactions.

Ms. Kristina Aberg

File No. 333-170802

The Company also notes that it included disclosure relating to the credit quality of the Company’s debt investment on page 23 of Form 10-Q, for quarterly period ended September 30, 2013, under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies – Credit Losses and Impairment on Investments – Real Estate Debt Investments.” In addition, the Company notes that it included a general description of the expected characteristics of its debt investments and how those characteristics impact the Company’s credit risk and portfolio management strategies in the section entitled “Business – Portfolio Management” of Form 10-K, for fiscal year ended December 31, 2012, which was referenced in that same section in Form 10-Q for quarterly period ended September 30, 2013. The Company further acknowledges that, as its portfolio of debt investments grows, any material terms of each individual investment may become less material in relation to the portfolio as a whole and, as a result, the Company may modify its disclosures at such time, as appropriate.

Credit Risk, page 31

Comment No. 5

In future Exchange Act periodic reports, please describe your Advisor’s comprehensive credit analysis prior to your making an investment.

Response to Comment No. 5

The Company notes the Staff’s comment and advises the Staff that it will, in future Form 10-Ks commencing with Form 10-K for fiscal year ended December 31, 2013, describe its Advisor’s investment selection and underwriting process in more detail.

* * *

As requested in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kristina Aberg

File No. 333-170802

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605.

Sincerely,

/s/ Debra A. Hess________

Debra A. Hess

Chief Financial Officer

cc:	Beth Frohlichstein, Securities and Exchange Commission Daniel R. Gilbert, NorthStar Healthcare Income, Inc. Ronald J. Lieberman, NorthStar Healthcare Income, Inc. Lesley H. Solomon, Alston & Bird LLP